SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 November, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 01 November 2012
Exhibit 1.2	Director/PDMR Shareholding dated 02 November 2012
Exhibit 1.3	Transaction in Own Shares dated 02 November 2012
Exhibit 1.4	Transaction in Own Shares dated 05 November 2012
Exhibit 1.5	Director/PDMR Shareholding dated 07 November 2012
Exhibit 1.6	Transaction in Own Shares dated 08 November 2012
Exhibit 1.7	Transaction in Own Shares dated 12 November 2012
Exhibit 1.8	Director/PDMR Shareholding dated 13 November 2012
Exhibit 1.9	Transaction in Own Shares dated 15 November 2012
Exhibit 1.10	Director/PDMR Shareholding dated 19 November 2012
Exhibit 1.11	Transaction in Own Shares dated 19 November 2012
Exhibit 1.12	Director/PDMR Shareholding dated 20 November 2012
Exhibit 1.13	Transaction in Own Shares dated 22 November 2012
Exhibit 1.14	Transaction in Own Shares dated 26 November 2012
Exhibit 1.15	Director/PDMR Shareholding dated 28 November 2012
Exhibit 1.16	Transaction in Own Shares dated 29 November 2012
Exhibit 1.17	Total Voting Rights dated 30 November 2012

Exhibit 1.1

BP plc- Transaction in Own Shares
BP plc- 01 November 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 1 November 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                               1 November 2012
Number of ordinary shares transferred:       864
Transfer price per share:                                £4.20

Following the above transfer, BP p.l.c. holds 1,828,343,672 ordinary shares in treasury, and has 19,055,181,469 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.2

BP plc- Director/PDMR Shareholding
BP plc- 02 November 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 1 November 2012 by Dr M Daly, a person discharging managerial responsibility in BP p.l.c., that on 30 October 2012 he sold 24,473 BP Ordinary Shares (ISIN number GB0007980591) at £4.50 per share and on 31 October 2012 he sold 15,527 BP Ordinary Shares at £4.45 per share.

BP p.l.c was notified on 1 November 2012 by Mr A Hopwood, a person discharging managerial responsibility in BP p.l.c., that on 31 October 2012 he sold 30,000 BP Ordinary Shares (ISIN number GB0007980591) at £4.422530, 30,000 BP Ordinary Shares at £4.479210 and 30,000 BP Ordinary Shares at £4.467740.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.3

BP plc- Transaction in Own Shares
BP plc- 02 November 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 2 November 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                              2 November 2012
Number of ordinary shares transferred:      2,706,598
Transfer price per share:                               £4.46

Following the above transfer, BP p.l.c. holds 1,825,637,074 ordinary shares in treasury, and has 19,058,052,023 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.4

BP plc- Transaction in Own Shares
BP plc- 05 November 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 5 November 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                5 November 2012
Number of ordinary shares transferred:        10,351
Highest transfer price per share:                    £4.55
Lowest transfer price per share:                     £4.20

Following the above transfer, BP p.l.c. holds 1,825,626,723 ordinary shares in treasury, and has 19,058,110,974 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.5

BP plc- Director/PDMR Shareholding
BP plc- 07 November 2012

BP p.l.c.
Notification of transactions of a person discharging managerial responsibility or a connected person

BP p.l.c. were informed on 7 November 2012, by Computershare Plan Managers, that 155,118 restricted share units previously granted to Mr R Bondy (a person discharging managerial responsibility) under the BP Restricted Share Plan and 11,827 units representing notional dividends vested on 6 November 2012. Of the 166,945 BP ordinary shares released (ISIN number GB0007980591), 86,812 shares were deducted for tax purposes at a price of £4.4489 with the remaining 80,133 shares being retained by Mr R Bondy.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 1.6

BP plc- Transaction in Own Shares
BP plc- 08 November 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 8 November 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                8 November 2012
Number of ordinary shares transferred:        14,256
Transfer price per share:                                 £4.20

Following the above transfer, BP p.l.c. holds 1,825,612,467 ordinary shares in treasury, and has 19,058,249,880 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.7

BP plc- Transaction in Own Shares
BP plc- 12 November 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 12 November 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                12 November 2012
Number of ordinary shares transferred:        9,653
Highest transfer price per share:                    £4.20
Lowest transfer price per share:                    £3.68

Following the above transfer, BP p.l.c. holds 1,825,602,814 ordinary shares in treasury, and has 19,058,298,233 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.8

BP plc- Director/PDMR Shareholding
BP plc- 13 November 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 12 November 2012 by Computershare Plan Managers that on 12 November 2012 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.292 per share through participation in the BP ShareMatch UK Plan:-

Directors

Mr I.C. Conn         73 shares
Mr B. Gilvary        73 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy       75 shares
Mr B. Looney     73 shares
Mr D. Sanyal      73 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.9

BP plc- Transaction in Own Shares
BP plc- 15 November 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 15 November 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                15 November 2012
Number of ordinary shares transferred:        699,229
Highest transfer price per share:                    £4.292
Lowest transfer price per share:                     £4.20

Following the above transfer, BP p.l.c. holds 1,824,903,585 ordinary shares in treasury, and has 19,059,025,962 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.10

BP plc- Director/PDMR Shareholding
BP plc- 19 November 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 16 November 2012 by Mr F.L. Bowman, a Director of BP p.l.c. that he purchased 600 BP ADSs (ISIN number US0556221044) on 16 November 2012 at $40.085 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.11

BP plc- Transaction in Own Shares
BP plc- 19 November 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 19 November 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                               19 November 2012
Number of ordinary shares transferred:       2982
Transfer price per share:                                £4.20

Following the above transfer, BP p.l.c. holds 1,824,900,603 ordinary shares in treasury, and has 19,059,028,944 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.12

BP plc- Director/PDMR Shareholding
BP plc- 20 November 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 20 November 2012 by Mr B Looney, a person discharging managerial responsibility in BP p.l.c., that on 20 November 2012 he sold 4,889 BP ordinary shares (ISIN number GB0007980591) at £4.2994 per share and 55,563 BP ordinary shares  at £4.31 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.13

BP plc- Transaction in Own Shares
BP plc- 22 November 2012
BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 22 November 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                               22 November 2012
Number of ordinary shares transferred:       2848
Transfer price per share:                                £4.20

Following the above transfer, BP p.l.c. holds 1,824,897,755 ordinary shares in treasury, and has 19,059,035,092 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.14

BP plc- Transaction in Own Shares
BP plc- 26 November 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 26 November 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                               26 November 2012
Number of ordinary shares transferred:       2160
Transfer price per share:                                £4.20

Following the above transfer, BP p.l.c. holds 1,824,895,595 ordinary shares in treasury, and has 19,059,049,252 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.15

BP plc- Director/PDMR Shareholding
BP plc- 28 November 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 28 November 2012 by Professor Dame Ann Dowling, a Director of BP p.l.c., that she purchased 11,630 BP ordinary shares (ISIN number GB0007980591) on 28 November 2012 at £4.299 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.16

BP plc- Transaction in Own Shares
BP plc- 29 November 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 29 November 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                               29 November 2012
Number of ordinary shares transferred:       4320
Transfer price per share:                                £4.20

Following the above transfer, BP p.l.c. holds 1,824,891,275 ordinary shares in treasury, and has 19,059,109,432 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.17

BP plc- Total Voting Rights
BP plc- 30 November 2012

BP p.l.c.
Total voting rights and share capital
As at 30 November 2012, the issued share capital of BP p.l.c. comprised 19,059,140,032 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,824,891,275. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 19,064,222,532 This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 December 2012
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Company Secretary